Suite 1500 - 625 Howe St. Vancouver, BC Canada, V6C 2T6 604-684-1175 www.panamericansilver.com

Pan American Silver to Host 3rd Annual ESG Conference Call and Webcast
Vancouver, B.C. - Sept. 6, 2022 - Pan American Silver Corp. (NASDAQ: PAAS) (TSX: PAAS) ("the Company”) will host a call to discuss the Company’s environmental, social and governance ("ESG") performance on September 28, 2022 at 11:00 am ET (8:00 am PT).
Senior members of the Company’s management team will provide an update on our progress with regards to our 2022 ESG goals, and discuss the performance, programs and initiatives for health and safety, climate change, and community relations topics. The team will respond to questions from investors and analysts following the formal presentation.
ESG Conference Call and Webcast:

Date:	Wednesday, September 28, 2022
Time:	11:00 am ET (8:00 am PT)
Dial-in numbers:	1-800-319-4610 (toll-free in Canada and the U.S.)
+1-604-638-5340 (international participants)
Webcast:	https://event.choruscall.com/mediaframe/webcast.html?webcastid=YVTnkPwV
The live webcast and presentation slides will be available at panamericansilver.com. An archive of the webcast will also be available for three months.
About Pan American Silver
Pan American owns and operates silver and gold mines located in Mexico, Peru, Canada, Argentina and Bolivia. We also own the Escobal mine in Guatemala that is currently not operating. Pan American provides enhanced exposure to silver through a large base of silver reserves and resources, as well as major catalysts to grow silver production. We have a 28-year history of operating in Latin America, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com.
For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

PAN AMERICAN SILVER CORP. 1